# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOUVEAU MONDE GRAPHITE INC., CIK 0001649752
CUSIP: 66979W842
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0
Date of event which requires filing of this statement: 12/20/2024
Filed by CIK 0000067099
Persons authorized to receive notices and communications: Mr. Masato Narimatsu, Mitsui & Co., Ltd., 2-1, Otemachi 1-chome, Chiyoda-ku Tokyo, Japan (M0), 100-8631, 81-80-8035-9179

## Reporting persons
- Mitsui & Co., Ltd. (CIK 0000067099): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 26,052,695; shared voting power 0; sole dispositive power 26,052,695; shared dispositive power 0; aggregate amount beneficially owned 26,052,695 (7.6% of the class)
  Comment: This Amendment No. 2 to the Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed by the Reporting Person on November 18, 2022 and amended on May 6, 2024 (as amended, the "Schedule 13D"), and relates to the Reporting Person's beneficial ownership of Common Shares, no par value, and Common Share Warrants of Nouveau Monde Graphite Inc., a corporation existing under the federal laws of Canada ("NMG" or the "Issuer"). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D. This Amendment No. 2 is being filed to reflect the dilution of the Reporting Person's beneficial ownership in the Issuer as a result of the Private Placement and Subscription Receipt Exchange described in Item 5 below, as well as the earlier dilution of the Reporting Person's beneficial ownership in the Issuer as a result of the Issuer Offering on December 20, 2024 described in Item 5 below. This filing constitutes a late filing with respect to the Issuer Offering due to administrative error.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: NOUVEAU MONDE GRAPHITE INC.
Address of issuer's principal executive offices: 481 rue Brassard, Saint-Michel-des-Saints, Quebec Canada (A8), J0K 3B0

## Item 2. Identity and Background
Name of person filing:
The last paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Person as required by Item 2 of Schedule 13D is listed on Annex A hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D, are incorporated herein by reference. Pursuant to the current report on Form 6-K filed of the Issuer on May 15, 2026 (the "Issuer Form 6-K"), on May 15, 2026, the Issuer completed a private placement with Canada Growth Fund Inc., the Government of Quebec via Investissement Quebec and ENI S.p.A. (the "Private Placement") and, immediately following the closing of the Private Placement, 52,440,000 subscription receipts of the Issuer will be automatically exchanged for 52,440,000 Common Shares (the "Subscription Receipt Exchange"). Pursuant to the Issuer Form 6-K, immediately following the closing of the Private Placement and the Subscription Receipt Exchange, the Issuer will have 329,114,330 Common Shares issued and outstanding. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have the sole power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 13,552,695 Common Shares and 12,500,000 Warrants, which represents approximately 7.6% of the outstanding Common Shares (on a partially diluted basis and assuming exercise in full of the Warrants). This percentage was calculated on the basis of 329,114,330 Common Shares outstanding as of May 15, 2026, based on information provided in the Issuer Form 6-K.

Rule 13d-2(a) under the Act provides that if any material change occurs in the facts set forth in a reporting person's Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person shall file an amendment to such Schedule 13D within two business days after the date of such change. Rule 13d-2(a) further provides that an acquisition or disposition of securities in an amount equal to one percent (1%) or more of the class of securities shall be deemed "material" for purposes of the foregoing amendment requirement. Due to inadvertent administrative error, prior to this Amendment No. 2, the Reporting Person failed to file an amendment to Schedule 13D, which was required pursuant to Rule 13d-2(a), to report a decrease in the Reporting Person's beneficial ownership of Common Shares representing one percent (1%) or more of the Common Shares then outstanding (the "One-Percent Decrease"). The One-Percent Decrease occurred due to the Issuer's completion of an offering of its Common Shares (the "Issuer Offering"), which resulted in the ownership percentage of the Common Shares held by the Reporting Person to be reduced. This Amendment No. 2 is being filed to, among other things, reflect and report such change to such ownership percentage to the Common Shares held by the Reporting Person as a result of the Issuer Offering, including the sixty (60)-day pre-amendment trading history required by Item 5(c) of Schedule 13D.

ISSUER COMMON COMMON AMOUNT PERCENT OF CHANGE
OFFERING SHARES SHARES BENEFICIALLY OUTSTANDING IN
DATE SOLD/ISSUED OUTSTANDING OWNED BY COMMON PERCENT
REPORTING SHARES FROM
PERSON PREVIOUS
12/20/2024 39,682,538 152,261,189 26,052,695(1) 15.8%(2) (5.1)%

(1) Includes 13,552,695 Common Shares and 12,500,000 Warrants
(2) On a partially diluted basis and assuming exercise in full of the Warrants

The share totals and ownership percentages reported by the Reporting Person in this Amendment No. 2 are reflective of the Issuer Offering.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this
Schedule 13D, are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Annex A, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Person as provided herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 1: Power of Attorney of Kazumasa Nakai, dated May 19, 2026.

## Signatures
- Mitsui & Co., Ltd.: /s/ Masato Narimatsu, M. Narimatsu, General Manager, Advanced Materials Division, Performance Materials Business Unit (05/19/2026)